CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2008

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2008	March 31, 2008
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$3,444,866	$7,713,995
Amounts receivable and prepaid expenses	571,731	249,252
Balance due from a related party (note 7)	37,694	–
	4,054,291	7,963,247

Equipment (note 4)	65,205	20,369
Mineral property interests (note 5)	4	4

	$4,119,500	$7,983,620

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$793,074	$44,377
Balance due to a related party (note 7)	247,857	180,767
	1,040,931	225,144
Shareholders' equity
Share capital (note 6(a) and (b))	30,747,065	30,747,065
Contributed surplus	1,663,747	1,469,931
Deficit	(29,332,243)	(24,458,520)
	3,078,569	7,758,476
Nature and continuance of operations (note 1)
Commitment (note 8)
Subsequent event (note 9)

	$4,119,500	$7,983,620

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Expenses
Amortization	$6,236	$1,273	$10,589	$2,546
Conference and travel	18,303	2,543	35,723	4,086
Exploration (schedule)	2,974,071	1,667,197	4,238,537	2,134,696
Exploration - stock-based compensation (note 6(c))	82,314	–	82,314	–
Legal, accounting, and audit	(3,789)	3,496	4,158	6,860
Management and consulting	28,253	6,683	40,289	30,659
Office and administration	49,601	43,911	104,149	97,798
Property investigation	–	836	710	1,364
Salaries and benefits	123,161	74,620	199,221	122,516
Shareholder communication	95,919	18,688	157,136	31,881
Stock-based compensation (note 6(c))	111,502	–	111,502	–
Trust and filing	5,344	7,999	6,814	9,099
	3,490,915	1,827,246	4,991,142	2,441,505

Other items
Foreign exchange (gain) loss	(40,781)	82,511	(35,887)	171,466
Gain on sale of marketable securities (note 7(b))	–	–	–	(68,992)
Gain on sale of equipment (note 7(c))	(14,007)	–	(14,007)	–
Interest income and other	(31,573)	(92,552)	(67,525)	(201,609)
	(86,361)	(10,041)	(117,419)	(99,135)

Loss for the period	$3,404,554	$1,817,205	$4,873,723	$2,342,370

Deficit, beginning of period	$25,927,689	$21,417,385	$24,458,520	$20,892,220

Deficit, end of period	$29,332,243	$23,234,590	$29,332,243	$23,234,590

Basic and diluted loss per share	$0.05	$0.03	$0.07	$0.04

Weighted average number
of common shares outstanding	67,739,473	63,204,364	67,739,473	63,077,615

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Six months ended		Year ended
	September 30, 2008		March 31, 2008
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	67,739,473	$30,747,065	62,949,473	$27,287,248
Exercise of share purchase warrants at $0.55 per share	–	–	4,790,000	2,634,500
Fair value of warrants allocated to shares issued on exercise	–	–	–	825,317
Balance at end of the period	67,739,473	$30,747,065	67,739,473	$30,747,065

Contributed surplus
Balance at beginning of the period		$1,469,931		$2,295,248
Fair value of warrants allocated to shares issued on exercise		–		(825,317)
Stock-based compensation		193,816		–
Balance at end of the period		$1,663,747		$1,469,931

Deficit
Balance at beginning of the period		$(24,458,520)		$(20,892,220)
Loss for the period		(4,873,723)		(3,566,300)
Balance at end of the period		$(29,332,243)		$(24,458,520)

TOTAL SHAREHOLDERS' EQUITY		$3,078,569		$7,758,476

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
Cash provided by (used in)	2008	2007	2008	2007

Operating activities
Loss for the period	$(3,404,554)	$(1,817,205)	$(4,873,723)	$(2,342,370)
Items not involving cash
Amortization	6,236	1,273	10,589	2,546
Gain on sale of equipment	(14,007)	–	(14,007)	–
Gain on sale of marketable securities	–	–	–	(68,992)
Non-cash interest income (note 7(b))	–	–	–	(53,629)
Stock-based compensation	193,816	–	193,816	–
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(213,633)	(83,335)	(322,479)	(94,369)
Balances receivable from and payable to related parties	(136,268)	(324,238)	29,396	(488,860)
Accounts payable and accrued liabilities	641,601	291,957	748,697	305,057
Cash used in operating activities	(2,926,809)	(1,931,548)	(4,227,711)	(2,740,617)

Investing activities
Loan to a related party (note 7(b))	–	–	–	5,500,000
Proceeds on sale of equipment (note 7(c))	32,679	–	32,679	–
Proceeds on sale of marketable securities	–	–	–	315,497
Purchase of equipment	–	–	(74,097)	–
Cash provided by (used for) investing activities	32,679	–	(41,418)	5,815,497

Financing activities
Issuance of share capital, net of costs	–	192,501	–	192,501
Cash provided by financing activities	–	192,501	–	192,501

Increase (decrease) in cash and cash equivalents	(2,894,130)	(1,739,047)	(4,269,129)	3,267,381

Cash and cash equivalents, beginning of period	6,338,996	7,922,622	7,713,995	2,916,194

Cash and cash equivalents, end of period	$3,444,866	$6,183,575	$3,444,866	$6,183,575

Components of cash and cash equivalents are as follows:
Cash	$398,594	$287,240	$398,594	$287,240
Bankers acceptances	–	5,896,335	–	5,896,335
Commercial paper	937,520	–	937,520	–
Treasury bills	2,108,751	–	2,108,751	–
	$3,444,866	$6,183,575	$3,444,866	$6,183,575

Supplementary cash flow information:

Interest paid	$–	$–	$–	$–
Interest received	$31,573	$92,552	$67,525	$147,980
Income taxes paid	$–	$–	$–	$–

Non cash investing activities:
Receipt of common shares of Rockwell Diamonds Inc.
representing payment of loan interest (note 7(b))	$–	$–	$–	$246,506
Fair value of share warrants transferred to share capital
on warrants exercised from contributed surplus	$–	$–	$–	$60,305

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

British Columbia, Canada Properties	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Exploration Cost
Assays and analysis	$339,977	$85,244	$394,001	$101,271
Drilling	567,707	–	595,707	–
Engineering	314,644	4,893	320,889	4,893
Equipment rental	48,615	25,990	87,250	66,319
Environmental	10,899	–	15,475	–
Freight	4,705	13,003	6,668	14,780
Geological	890,724	820,618	1,708,838	1,168,068
Graphics	5,642	2,875	18,134	7,808
Helicopter	353,713	377,914	428,871	377,914
Property fees and assessments	955	23,726	19,365	25,546
Property option payments	10,000	10,000	10,000	10,000
Site activities	262,797	284,609	409,125	336,777
Socioeconomic	–	–	2,730	–
Travel and accommodation	163,693	18,325	221,484	21,320
Incurred during period	2,974,071	1,667,197	4,238,537	2,134,696
Cumulative expenditures, beginning of period	18,714,040	13,817,074	17,449,574	13,349,575
Cumulative expenditures, end of period	$21,688,111	$15,484,271	$21,688,111	$15,484,271

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the six months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2009.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company has sufficient working capital to meet property expenditure and option payment commitments required to maintain its mineral properties in good standing for fiscal 2009. Management recognizes that the Company will need to generate additional financial resources in order to meet its medium and long term business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2008, which are available on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders' equity, as well as its cash and equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at September 30, 2008 are sufficient for its present needs, specifically to continue planned exploration and administrative operations through the end of the current fiscal year ending March 31, 2009.

There were no changes to the Company's approach to capital management during the six months ended September 30, 2008. The Company is not subject to any externally imposed capital requirements as at September 30, 2008.

(ii) Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

(b)	Accounting Standards Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company’s March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iv) Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the Company’s financial statements.

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
September 30, 2008
Site equipment	$44,056	$6,003	$38,053
Computers	30,607	3,455	27,152
Total	$74,663	$9,458	$65,205

March 31, 2008
Site equipment	$77,551	$57,182	$20,369
Computers	–	–	–
Total	$77,551	$57,182	$20,369

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interests in royalties in currently non-producing mineral properties at a nominal value on the consolidated balance sheets:

	September 30,	March 31,
	2008	2008
British Columbia, Canada
Iskut (note (5)(a)(ix))	$1	$1
Witch (note (5)(a)(ix))	1	1
Other
Ana, Yukon Territory (note (5)(b))	1	1
Mann Lake, Saskatchewan (note (5)(b))	1	1
Total	$4	$4

(a)	British Columbia, Canada

(i) Peak Property

On July 22, 2008, the Company entered into an agreement with a private arm's-length company for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including acceptance by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date.

During the quarter ended September 30, 2008, the Company paid $5,000 in property option payments for Peak property and recorded the payments as a property option expense.

(ii) Pond Property

In April 2008, the Company entered into an agreement with a private arm’s-length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including acceptance by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

During the quarter ended September 30, 2008, the Company paid $5,000 in property option payments for Pond property and recorded the payments as a property option expense.

(iii) Bodine Property, British Columbia

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"). Located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia, the Bodine Property covers approximately 640 square kilometers.

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

As at September 30, 2008, the Company had paid $75,000 in property option payments for Bodine and recorded the payments as a property option expense.

(iv) Iskut Properties

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern British Columbia during the period August 2005 to March 2006. These properties comprised the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm's length party giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm's length party $100,000 and 265,000 shares of the Company in stages to December 31, 2010. The purchase was subject to a 1.5% NSR in favor of the arm's length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm's length party commencing on or before December 31, 2011.

(v) Sitlika Properties

In addition to the Bodine Property (note 5(a)(iii)), beginning December 2006, the Company has acquired, by staking claims, 100% interests in seven mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometres southwest of Williams Lake. As of September 30, 2008, these properties included the Aspira, Equus, Huge East, Megamine, Myway, Polymac and Polymet claims and in total comprised 1335 square kilometers.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

(vi) Pinchi Properties

As at September 30, 2008, the Company held a 100% interest in approximately 262 square kilometers of mineral property located in Omineca Mining Division of British Columbia. These properties are comprised of the Grand, Grand North, and Petite.

(vii) Carbonate Zinc Properties

As at September 30, 2008, the Company held a 100% interest in approximately 228 square kilometers along a belt located approximately 130 kilometers north-northwest of McKenzie, BC.

(viii) Rapid Property

In April 2008, the Company acquired by staking claims the Rapid Property, which covers approximately 400 square kilometers, and is located 27 kilometers northeast of the Aspira Property (part of the Sitlika Properties) and 36 kilometers northwest of the town of Fort St. James.

(ix) Other Properties

During the year ended March 31, 2007, the Company sold a 100% interest in three of the Chona claims, which were part of the Witch property, for proceeds of $500, subject to a 2.5% NSR. The purchaser may acquire this royalty from the Company for the sum of $1,000,000 per one-percent royalty. This royalty has been recorded at a nominal value of $1.

In December 2006, the Company terminated the Letter Agreement and sold the AA property (part of the original Iskut properties) to the arm's length party. The Company retains a 1.5% NSR on production from the property, 0.5% of which can be purchased by the arm's length party for $1,000,000. This royalty has been recorded at a nominal value of $1.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

The Company had 67,739,473 common shares issued and outstanding as at March 31, 2008 and September 30, 2008.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

On July 17, 2008, the Company granted 1,828,200 options expiring July 19, 2011, at an exercise price of $0.70 to directors, employees and consultants. As at September 30, 2008, 548,460 options were vested.

The continuity of share purchase options for the period ended September 30, 2008 was:

	Exercise	March 31			Expired/	September 30,
Expiry date	price	2008	Granted	Exercised	Cancelled	2008
July 19, 2011	$ 0.70	–	1,828,200	–	(9,100)	1,819,100

Weighted average exercise price		$ –	$ 0.70	$ –	$ 0.70	$ .070

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and six months ended September 30, 2008, and which have been reflected in the consolidated statements of operations, is as follows:

Transactions	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
Exploration
Engineering	$10,633	$–	$10,633	$–
Environmental, socioeconomic and land	3,693	–	3,693	–
Geological	67,988	–	67,988	–
Exploration	82,314	–	82,314	–
Operations and administration	111,502	–	111,502	–
Total compensation cost recognized in	$193,816	$–	$193,816	$–
operations, credited to contributed surplus

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
Risk free interest rate	3.00%	–	3.00%	–
Expected life	3 years	–	3 years	–
Expected volatility	75%	–	75%	–
Expected dividends	nil	–	nil	–

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the six months period ended September 30, 2008 was:

	Exercise	March 31			Expired/	September 30,
Expiry date	Price	2008	Issued	Exercised	Cancelled	2008
January 17, 2009	$ 0.55	5,700,000	–	–	–	5,700,000

Weighted average exercise price		$ 0.55	$ –	$ –	$ –	$ 0.55

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

The continuity of share purchase warrants for the year ended March 31, 2008 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2007	Issued	Exercised	Cancelled	2008
January 17, 2009	$ 0.55	10,490,000	–	4,790,000	–	5,700,000

Weighted average exercise price		$ 0.55	$ –	$ 0.55	$ –	$ 0.55

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	September 30, 2008	March 31, 2008
Hunter Dickinson Services Inc. (a)	$(247,857)	$180,767
Farallon Minera Mexicana (c)	37,694	–

	Three months ended		Six months ended
	September 30		September 30
Transactions	2008	2007	2008	2007
Services rendered and expenses
reimbursed:
Hunter Dickinson Services Inc. (a)	$1,132,899	$655,203	$1,998,729	$944,832 2
Rockwell Diamonds Inc. (b)	–	–	–	53,629
Sale of equipment:
Farallon Minera Mexicana (c)	32,679	–	32,679	–

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

(b)

Rockwell Diamonds Inc. ("Rockwell"), formerly named Rockwell Ventures Inc., is a public company with certain directors in common with the Company. In January 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. During the period ended June 30, 2007, interest income of $53,629 was recorded on the promissory note.

In June 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499. A gain of $68,992 was recorded on the sale.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars)

(c)

Farallon Minera Mexicana (“FMM”) is a subsidiary of Farallon Resources Ltd., a publicly traded company which has certain directors in common with the Company. During the six month period ended September 30, 2008, the Company sold some used equipment with a book value of $18,673 to FMM at market value, for US$30,800 ($32,679).

8.	COMMITMENT

During the year ended March 31, 2008, the Company issued 4,440,000 flow-through common shares for proceeds of $2,442,000 pursuant to the exercise of share warrants. In accordance with certain provisions of the Income Tax Act (Canada), the Company is obligated to spend the proceeds from the flow-through-shares on eligible exploration activities by December 31, 2009. As at September 30, 2008, the Company has, as required, fully spent the proceeds from this flow-through share issuance.

9.	SUBSEQUENT EVENT

Subsequent to September 30, 2008, the Company received notices of reassessment for a total amount of approximately $1.3 million recoverable by the Company on account of investment tax credits under the British Columbia Mining Exploration Tax Credit ("METC") program for the fiscal years 2004, 2005 and 2006. The Company records government grants when the proceeds are actually received. Consequently, the Company has not recorded any of these amounts as receivable as at September 30, 2008.